EXHIBIT 2.3

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2023, Centrais Elétricas Brasileiras S.A.—Eletrobras had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share	EBR	New York Stock Exchange

Common Shares, no par value*	New York Stock Exchange

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class “B” Preferred Share	EBR-B	New York Stock Exchange

Class “B” Preferred Shares, no par value*	New York Stock Exchange

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the U.S. Securities and Exchange Commission (the “SEC”).

All references to (i) “Eletrobras,” “Company,” “we,” “us” or “our” are references to Centrais Elétricas Brasileiras S.A.—Eletrobras and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian Government” are references to the Brazilian Government of the Federative Republic of Brazil, or Brazil; (iii) “Class ”A“ preferred shares” are references to our authorized and outstanding Class “A” preferred shares with no par value; (iv) “Class ”B“ preferred shares” are references to our authorized and outstanding Class “B” preferred shares with no par value; (v) a “Class ”C“ preferred share” or “Golden Share” are references to the converted Class “B” preferred share which has no par value and is held exclusively by the Brazilian Government; (vi) “preferred shares” are references to both our Class “A” preferred shares and Class “B” preferred shares, excluding our class “C” preferred share as it consists of a golden share which confers its holder with special rights; and (vii) “common shares” are references to our authorized and outstanding common shares with no par value.  All references to “ADS” are to American Depositary Shares, each representing one common share or one Class “B” preferred share, without par value.  The ADS are evidenced by American Depositary Receipts, or “ADRs,” issued by Citibank, N.A., or Citibank.  All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars.

The following summary is subject to and qualified in its entirety by our bylaws and Brazilian law and does not purport to be complete.  Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended December 31, 2023, or our 2023 Form 20-F, and in the Deposit Agreements (as defined below), which are exhibits to our 2023 Form 20-F.

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UNDERLYING COMMON SHARES AND PREFERRED SHARES

General

Our underlying common shares and preferred shares (Class A and Class B preferred shares) are traded on the B3 under the symbols “ELET3” (in the case of our common shares), “ELET5” (in the case of our Class A preferred shares), and “ELET6” (in the case of our Class B preferred shares). Our common shares and our Class B preferred shares trade on the NYSE in the form of ADS (one ADS represents one common share or preferred share, as applicable) under the symbol “EBR” (in the case of our common shares) and “EBR-B” (in the case of our Class B preferred shares), in compliance with NYSE and SEC requirements.  Our LATIBEX tickers are “XELTO” (in the case of our common shares) and “XELTB” (in the case of our Class B preferred shares).

Dividend Rights

Our bylaws establish the distribution to shareholders of mandatory dividends equivalent to 25% of our adjusted net income calculated for each fiscal year, subject to certain discretionary measures proposed by the Board of Directors and approved by shareholders in our Annual Meeting.  Dividends are only payable in fiscal years in which we record a profit.  In addition, our Class A preferred shares which do not underly our ADS, are entitled to a dividend of 8% per annum over the capital linked to those shares, in priority to the distribution of other dividends, to be divided equally between them.  Our Class B preferred shares are entitled to a dividend of 6% per annum over the capital linked to those shares, in priority to the distribution of other dividends, to be divided equally between them. In addition, our preferred shares are entitled to receive a dividend at least ten percent above the dividend paid to each common share.  For further information regarding dividend payments and circumstances in which dividend payments may not be made, see “Item 3.D, Key Information—Risk Factors—Risks Relating to our Shares and ADS—You may not receive dividend payments if we incur net losses, or our net income does not reach certain levels” and “Item 8.A, Consolidated Financial Statements and Other Information—Policy on Dividend Distribution.” For further information on recent Brazilian tax reforms that could affect dividend distribution see “Item 10E. Additional Information—Taxation—Income tax—Dividends” and “Item 3D. Key Information—Risk Factors—Changes in tax or accounting laws, tax incentives, and benefits or differing interpretations of tax or accounting laws may adversely affect us.”

Voting Rights

Common Shares.  Each of our common shares entitles its holder to one vote on all matters submitted to a vote of shareholders at an annual or extraordinary shareholders’ general meeting.  In addition, upon our liquidation, holders of our shares are entitled to share all of our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of the issued and outstanding common shares.

Preferred Shares.  Our preferred shares have different attributes to our common shares as the holders of our preferred shares are not entitled to vote at annual or extraordinary shareholders’ general meetings (except under limited circumstances) but have a preferential right to

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reimbursement of capital and distribution of dividends.  Our preferred shares cannot be converted into common shares.

Since the consummation of our Privatization, our bylaws limit individual shareholders or group of shareholders from exercising votes in excess of 10% of the number of shares into which our voting capital is divided.  They also prohibit the entering into shareholders’ agreements for the exercise of voting rights in an amount greater than 10% of the total number of our voting shares.  The Brazilian Government holds a special preferred share (Class C preferred share), a Golden Share, to veto any proposal to change these limitations to the voting rights.  See “Item 4A. History and Development—Privatization” for more information about the changes to our bylaws that are effective as of the consummation of our Privatization.  See “Item 10B. Bylaws—Amendment to our Bylaws as part of our Privatization” for more information on the amendments to our bylaws as a result of our Privatization.

Golden Share

As a result of our Privatization, the Brazilian Government holds a special class of preferred share which gives it a veto power over corporate resolutions that aim to modify or exclude the following provisions of the Eletrobras Privatization Law:

(i)	prohibit any shareholder or group of shareholders from exercising votes in a number greater than 10% of the number of shares into which our voting capital is divided; and
(ii)	prohibit the execution of a shareholders’ agreement for the exercise of voting rights in an amount greater than 10% of the total number of shares into which our voting capital may be divided.

General Shareholders’ Meeting

Our General Shareholders’ Meeting is the supreme body that brings shareholders together, either on an ordinary or extraordinary basis, through a convening notice as set forth by Law No. 6,404/1964, as amended (the “Brazilian Corporate Law”) and the regulations issued by the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or the “CVM”). Our Annual General Shareholders’ Meeting is held within four months following the end of a certain financial year.  Extraordinary Shareholders’ Meetings are otherwise held whenever necessary.  The following actions can only be taken by our shareholders at our Annual General Shareholders’ Meeting:

●	review the annual accounts, review, discuss and vote on the financial statements;
●	decide on the allocation of net profit for the year and the distribution of dividends;
●	elect the members of our Board of Directors and, if and when established, our Fiscal Council;
●	if and when applicable, establish the individual compensation of the members of the Fiscal Council, pursuant to the applicable legislation; and

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●	establish the annual global compensation for our executive officers, members of our Board of Directors and members of the advisory committees to our Board of Directors.

Board of Directors

Our Board of Directors is responsible for, among other things: (i) establishing our business guidelines; (ii) determining the corporate organization of our subsidiaries or any equity participation by us in other legal entities; (iii) determining our loan and financing policy; (iv) approving, in accordance with thresholds defined in the Rules of Procedure of Eletrobras Companies, loans or financing and the guarantees by our subsidiaries; (v) approving any transfer of ownership of our assets, liens and guarantees in favor of third party obligations, in accordance with thresholds defined in the Rules of Procedure of Eletrobras Companies; (vi) appointing our executive officers; and (vii) appointing our external auditors.

Our Board of Directors consists of nine members, including at least five independent members and one director elected by a separate vote at the General Shareholders’ Meeting by the holders of the majority of the preferred shares issued by us. Our CEO shall not simultaneously hold the position of Chairman of the Board of Directors. On April 17, 2023 at the 186th Extraordinary General Meeting, it was decided that the seat on the Board of Directors occupied by a representative of our employees would be removed. The member elected to this role in April 2021 will remain in office until the end of his respective term, that is, until the Annual General Shareholders Meeting to be held in April 2024, as approved at the 182nd Extraordinary General Meeting. The Law of Government-Controlled Companies no longer applies to us, and we now follow the B3 rules with respect to requirements for independent members on our Board of Directors.

Directors and Executive Board Officers are no longer required to be Brazilian citizens. Brazilian Corporate Law and CVM regulations also provide that certain individuals may not be appointed to a position by our management, including those who: are disqualified by the CVM, have been declared bankrupt or have been convicted of certain offenses such as bribery and crimes against the economy.  For more information regarding the required qualifications for a member of our Board of Directors, see “Item 10.B. Memorandum and Articles of Association—Board of Directors, Board of Executive Officers and Fiscal Council—Qualifications.”

Under our bylaws, our Board of Directors must meet at least once a year without the presence of the Chief Executive Officer and twice a year with the presence of our independent auditors. Also, according to our bylaws, our Board of Directors meets once a month and when called by a majority of the directors or the Chairman.

Pre-emptive Right, Capital Increase and Payment for Subscribed Shares

Each shareholder has the pre-emptive right to subscribe for shares in any capital increase, in proportion to his equity interest, except in specific cases, in compliance with Brazilian Corporate Law. As of December 31, 2023, following a capital increase on January 5, 2023, our total capital stock was R$70,099,825,620.79, fully paid-in and divided into 2,307,099,812 shares, all nominative, in book-entry form and without par value, consisting of 2,027,011,498 common

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shares, 146,920 Class A preferred shares, 279,941,393 Class B preferred shares, and one special Class C preferred share held exclusively by the Brazilian Government (known as the golden share).

As approved at the 181st Shareholders Meeting, pre-emptive rights disapply for the subscription of shares within the limit of authorized capital, if the placement of those shares is made through the stock exchange or by public subscription, under the terms of article 172 of the Brazilian Corporate Law or in accordance with our Stock Option Plan approved on December 22, 2022, at our 184th Extraordinary General Shareholders’ Meeting. ADS holders should consult the summary of the material terms of the Deposit Agreements described below, under “Pre-emptive Rights” and “Rights to Purchase Additional ADS.”

Shareholders must pay the amount corresponding to subscribed shares under the terms established in the subscription documentation in connection with that capital increase.  A shareholder that fails to make payments under the terms of the subscription documentation will be deemed to be in default in accordance with Brazilian Corporate Law.

Brazilian legislation does not provide for liability in capital calls; therefore, the ownership interest of our shareholders may be diluted if they decide not to exercise their pre-emptive rights to subscribe shares in cases of capital increase.

Form and Transfer

Our shares are registered in book-entry form in the B3 system.  Therefore, the shares issued by us are to be kept in deposit accounts, under the investor’s name.

As an alternative, the investor may also deposit shares in the B3 via a custodian institution authorized by the CVM. In such case, the B3, as central depositary, holds the shares under its name but controls the ownership of the securities through a structure of deposit accounts kept under the investors’ name.  There is no distinction in the rights and obligations of shareholders, regardless of whether their shares are deposited with a broker-dealer or with B3.

Threshold Above Which Shareholder Ownership Must Be Disclosed

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly entered into a “significant transaction” of any type in respect of a class of shares of a publicly traded company must disclose its share ownership to the CVM and to Brazilian stock exchanges, in accordance with CVM Resolution No. 44, dated August 23, 2021. A “significant transaction” means any purchase or sale, individually or in aggregate, which results in a change in the direct or indirect shareholding held by a certain person or group of persons, exceeding or falling below the thresholds of 5%, 10%, 15%, and so on, of a type or class of shares representing the total share capital of a publicly traded company. Such obligation also applies to the holders of ADS.  If we receive notification of a “significant transaction”, we must, after the receipt of such notification, (i) immediately disclose such transaction by means of a notice (comunicado ao mercado or fato relevante) to be uploaded to the CVM website and (ii) duly update our corporate information on our Reference Form (Formulário de Referência) within seven business days.

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Redemption and Withdrawal Rights

Our common shares and preferred shares are not redeemable. As part of our Privatization, the Brazilian Government holds a special class of preferred share, which will only be redeemed if authorized by law.  Pursuant to Brazilian Corporate Law, however, the approval of certain matters entitles a dissenting shareholder to withdraw from the company, such right expiring thirty days after publication of the minutes of the applicable shareholders’ meeting.  This withdrawal may occur under certain conditions upon reimbursement of the value of such holder’s shares, calculated based on criteria set forth under Brazilian Corporate Law.  Also, in accordance with Brazilian Corporate Law, we are entitled to reconsider any resolution that gives rise to a withdrawal within ten days following the expiration of the withdrawal period, if such exercise of withdrawal rights jeopardizes our financial stability.

Withdrawal rights are not available to shareholders whose shares have liquidity and are actively traded in the stock market in cases of merger or takeover or in case the company elects to take part in a group of companies.

Transfer of Control and Increase of Interest in the Share Capital

Until June 2022, the Brazilian Government owned a majority of our voting common shares.  In June 2022, we were privatized, and the Brazilian Government ceased to be our controlling shareholder. Since then we no longer have a controlling shareholder as our bylaws prohibit any shareholder or group of shareholders from exercising votes over 10% of our issued and outstanding voting capital or from entering into shareholders’ agreements for the exercise of voting rights in excess of 10% of our issued and outstanding voting capital.  As a result of our Privatization, our bylaws now include poison pills provisions in order to avoid any shareholder our group of shareholders to hold, direct or indirectly, more than 30% and 50% of our voting shares. See “Item 4A. History and Development—Privatization” for more information about the changes to our bylaws that became effective as our Privatization was consummated.

AMERICAN DEPOSITARY SHARES

General

Common shares and Class “B” preferred shares underlying ADS are kept in Brazil by the custodian, Banco Bradesco S.A., which is the owner recorded in the register service of our common shares and Class “B” preferred shares. Citibank, a national banking association, is the depositary of our ADS program (the “Depositary”).

Our ADS are issued by the Depositary under a Second Amended and Restated Deposit Agreement with respect to our common shares and a Second Amended and Restated Deposit Agreement with respect to our Class “B” preferred shares (together, the “Deposit Agreements”), each as among us, the Depositary and the owners and beneficial owners of ADS from time to time. The Depositary’s principal executive office is located at 388 Greenwich Street, New York, New York 10013.

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ADS holders have no shareholder rights, which are governed by Brazilian Corporate Law. The Depositary is the holder of the common shares and the Class “B” preferred shares underlying the ADS. Holders of ADS have ADS holder rights.

An investor may hold the ADS directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADS do not have the same rights as our shareholders and the Depositary and holders of corresponding shares in Brazil. The Deposit Agreements determine the rights and obligations of the ADS holders and is governed by New York law.

The following is a summary of the material terms of the Deposit Agreements. Because it is a summary, it does not contain all the information that may be important to the holders. For more complete information, holders should carefully read the entire form of Deposit Agreements and the form of ADR, which contain the terms of the ADS.

Dividends and Other Distributions

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on common shares or Class “B” preferred shares, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of common shares or Class “B” preferred shares, as applicable, your ADS represent. Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted.

Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the common shares or the Class “B” preferred shares, as applicable, into U.S. dollars if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreements allow the Depositary to distribute the foreign currency only to those ADS holders who request such distribution and to whom it is possible to do so. It will hold the foreign currency it cannot convert in a non-interest bearing account for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. The Depositary will not pay any holder a fraction of one cent, but will round each holder’s entitlement to the nearest whole cent.

Common Shares or Class “B” Preferred Shares. Whenever the Depositary receives any distribution on deposited securities consisting of a dividend in, or free distribution of, common shares or Class “B” preferred shares, the Depositary may deliver to the holders entitled thereto, in proportion to the number of ADS representing those deposited securities held by them respectively, an aggregate number of ADS representing the amount of common shares or Class “B” preferred shares, as applicable, received as that dividend or free distribution, subject to the terms and conditions of the Deposit Agreements, including withholding of any fees, tax or governmental charge. In lieu of delivering fractional ADS, the Depositary may sell the amount of common shares or Class “B” preferred shares represented by the aggregate of those fractions (or ADS representing those common shares or Class “B” preferred shares) and distribute the net proceeds. If and to the extent that additional ADS are not delivered and common shares, Class “B” preferred shares or ADS are not sold, each ADS shall also represent the additional common shares

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or Class “B” preferred shares, as applicable, distributed on the deposited securities represented thereby.

Elective distributions in cash or shares. If we intend to make a distribution payable at the election of the holders in cash or in additional common shares or Class “B” preferred shares, as applicable, we will give 60 days’ notice to the Depositary prior to the proposed distribution specifying whether or not we wish such elective distribution to be made available to holders of ADS. We will consult with the Depositary to determine whether it is lawful and reasonably practicable to make such elective distribution available to the holders of ADS. If the conditions for the Depositary to proceed are satisfied, the Depositary will establish procedures to enable holders of ADS to elect the receipt of the proposed distribution in cash or in additional ADS. If a holder elects to receive the proposed distribution (i) in cash, the distribution shall be made upon the terms described above in “Cash”, or (ii) in ADS, the distribution shall be made upon the terms described above in “Common Shares or Class ”B“ Preferred Shares.” Nothing in the

Deposit Agreements obligates the Depositary to make available to holders a method to receive the elective distribution in common shares or Class “B” preferred shares (rather than ADS). There can be no assurance that holders generally, or any holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of common shares or Class “B” preferred shares.

If we request that the elective distribution not be made available to holders of ADS or the conditions for the Depositary to proceed have not been met, the Depositary will establish a record date and, to the extent permitted by law, distribute to the holders, on the basis of the same determination as is made in Brazil in respect of the deposited securities for which no election is made, either (i) cash upon the terms described above under “Cash” or (ii) additional ADS representing such additional common shares or Class “B” preferred shares, as applicable.

Other distributions. Whenever the Depositary receives any distribution other than a distribution of cash, common shares or Class “B” preferred shares (as applicable) or rights to purchase additional common shares or Class “B” preferred shares (described below under “Rights to Purchase Additional ADS”), the Depositary will cause the property received by it to be distributed to the holders entitled thereto, after deduction or upon payment of any fees and any taxes, in proportion to the number of ADS representing such deposited securities held by them respectively, in any manner that the Depositary deems practicable for accomplishing that distribution.

If we do not request the Depositary make the distribution to holders of ADS, or the Depositary determines such distribution is not reasonably practicable or has not received satisfactory documentation to proceed, the Depositary may sell, by public or private sale, the property it would otherwise distribute at such place or upon such terms as it deems practicable and, after converting the proceeds from a sale into U.S. dollars, distribute the proceeds net of its fees and expenses in respect of that distribution to holders of ADS. If the Depositary is unable to sell the property, it may dispose of such property for the account of the holders in any way it deems practicable under the given circumstances.

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Rights to Purchase Additional ADS

If we offer holders of our securities any rights to subscribe for additional common shares or Class “B” preferred shares or any other rights, the Depositary may (i) distribute those rights to ADS holders or (ii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses and taxes.

If (i) we do not timely request (i.e., within 60 days of the proposed distribution) that the Depositary make the rights available to holders or request that the rights not be made available to holders, (ii) the Depositary fails to receive satisfactory documentation within the terms of the Deposit Agreements (e.g., written opinions of U.S. and Brazilian legal counsel confirming that the proposed distribution is being conducted in compliance with U.S. and Brazilian laws and regulations), or determines it is not reasonably practicable to make the rights available to holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary may determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public or private sale) as it may deem practicable.

To the extent the Depositary does not distribute or sell the rights offered by us, it will allow the rights to lapse. In that case, you will receive no value for them. The Depositary will distribute rights only if we ask it to and provide satisfactory assurances to the Depositary that it is legal to do so. U.S. securities laws may restrict the ability of the Depositary to distribute rights or ADS or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

There can be no assurance that holders generally, or any holder in particular, will be given the opportunity to receive or exercise rights on the same terms and conditions as the holders of the deposited securities or be able to exercise such rights. Nothing in the Deposit Agreements obligates us to file any registration statement in respect of any rights, common shares, Class “B” preferred shares or other securities to be acquired upon the exercise of such rights.

Surrender and Withdrawal

You may surrender your ADS for the purpose of withdrawal at the Depositary’s principal office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and subject to certain conditions, the Depositary will cancel the ADS delivered to it and will deliver the common shares or Class “B” preferred shares, as applicable, underlying the ADS to the ADS holder or a person the ADS holder designates at the office of the custodian. At your request, risk and expense, the Depositary will deliver the deposited securities at its principal office. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities. The Depositary will not be required to accept surrender of ADS for the purpose of withdrawal to the extent it would require delivery of a fraction of a deposited security. In such case, the Depositary may, at its option, (i) return such fraction of a deposited security to the surrendering holder or (ii) sell the amount and distribute any net proceeds.

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Record Dates

Whenever (i) a cash dividend, cash distribution or any other distribution is made on deposited securities or rights to purchase common shares or Class “B” preferred shares or other securities are issued with respect to deposited securities or the Depositary receives notice that a distribution or issuance of that kind will be made, or (ii) the Depositary receives notice that a meeting of, or solicitation of consents or proxies of, holders of common shares or Class “B” preferred shares will be held in respect of which we have requested the Depositary to send a notice, or (iii) the Depositary causes a change in the number of common shares or Class “B” preferred shares that are represented by each ADS, the Depositary will fix a record date for ADS holders, which will be the same as, or as near as practicable to, any corresponding record date set by us in Brazil with respect to the common shares or the Class “B” preferred shares. Subject to the provisions the Deposit Agreements, the ADS holders on a record date fixed by the Depositary will be entitled to receive the amount distributable by the Depositary with respect to that dividend or other distribution or those rights or the net proceeds of sale thereof in proportion to the number of ADS held by them respectively, to give voting or consent instructions or to act in respect of the other matter for which that record date was fixed, as the case may be.

Voting Rights

Each of our common shares entitles its holder to one vote on all matters submitted to a vote of shareholders at an annual or special shareholders’ general meeting. Our preferred shares have different attributes to our common shares as the holders of our preferred shares are not entitled to vote at annual or special shareholders’ general meetings (except under limited circumstances). Where an ADS represents a Class “B” preferred share, the holder cannot vote in a general shareholder meeting, except under limited circumstances.

Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these holders, as mentioned below.

ADS holders may instruct the Depositary how to vote the number of deposited common shares or Class “B” preferred shares, as applicable, their ADS represent. Upon receipt of notice of (x) any meeting of holders of common shares or Class “B” preferred shares at which holders of common shares or Class “B” preferred shares will be entitled to vote or (y) solicitation of consents or proxies of holders of common shares or Class “B” preferred shares, if timely requested in writing by us, the Depositary will, as soon as practicable thereafter and provided no U.S. legal prohibitions exist, disseminate to the ADS holders a notice that will contain (i) the information contained in the notice of meeting or solicitation of consent or proxy received by the Depositary, (ii) a statement that the holders as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law and of our by-laws or similar documents of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of common shares or Class “B” preferred shares represented by their respective ADS, and (iii) a statement as to the manner in which those instructions may be given. The Depositary may, to the extent not prohibited by law, regulation or the requirements of the New York Stock Exchange, instead of distributing the materials listed in (i) above, distribute to holders a note that provides instructions on how to retrieve or otherwise receive such materials upon request.

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Upon the written request of a holder of ADS, the Depositary may, and if the Depositary sent a notice under the preceding paragraph will, endeavor to vote or cause to be voted the amount of common shares or Class “B” preferred shares represented by those ADS in accordance with the instructions set forth in that request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Class “B” preferred shares other than in accordance with instructions given by holders and received by the Depositary or as provided in the following sentence.

There can be no assurance that holders generally or any holder in particular will receive the notice described above in time to enable holders to give instructions to the Depositary with sufficient time to enable the holder to return voting instructions to the Depositary in a timely manner. For further details see “Item 3D. Risk Factors—Exercise of voting rights with respect to common and preferred shares involves additional procedural steps.”

Reports and Inspection of Transfer Books

The Depositary will make available for inspection at its office any reports, notices and other communications, including any proxy soliciting material, received from us which are both (a) received by the Depositary, the custodian or the nominee of either of them as the holder of the deposited securities and (b) made generally available to the holders of those deposited securities by us. We will furnish reports and communications, including any proxy soliciting material to which Section 5.6 of the respective Deposit Agreements apply, to the Depositary in English, to the extent such materials are required to be translated into English pursuant to any regulations of the SEC. Citibank, as registrar (the “Registrar”), will keep books for the registration and transfer of ADS, which will be open for inspection by the ADS holders at the

Registrar’s office, provided that such inspection shall not be for the purpose of communicating with ADS holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreements or the ADS.

Preemptive Rights

In the event of a capital increase that maintains or increases the proportion of our capital represented by common shares or Class “B” preferred shares, the holders of ADS may exercise the pre-emption rights belonging to the shares represented by their ADS to subscribe only to newly issued common shares or Class “B” preferred shares, as applicable, subject to the terms and conditions of the Deposit Agreements described above under “Rights to Purchase Additional ADS.”

Liability for Taxes

ADS holders will be responsible for any taxes or other governmental charges payable on your ADS or on the deposited securities represented by any of your ADS. The Depositary may refuse to issue ADS, to deliver ADRs, register any transfer of ADS, register the split-up or combination of ADRs or allow ADS holders to withdraw the deposited securities represented by your ADS until such taxes or other charges are paid, and may withhold any dividends or other distributions or the proceeds thereof, or may sell for the account of the holder any part or all of the deposited securities represented by those ADS, and may apply those dividends or other distributions or the net proceeds of any sale of that kind in payment of that tax or other

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governmental charge but, even after a sale of that kind, the holder shall remain liable for any deficiency. If the number of common shares or Class “B” preferred shares represented by each ADS decreases as a result of a sale of deposited securities, the Depositary may call for surrender of the ADS to be exchanged on a mandatory basis for a lesser number of ADS and may sell ADS to the extent necessary to avoid distributing fractions of ADS in that exchange and distribute the net proceeds of that sale to the holders entitled to them.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADS and subject to any conditions or procedures the Depositary may establish.

If we intend to exercise any right of redemption in respect of any of the deposited securities, upon at least 60 days’ notice prior to the intended redemption date from us and to the extent the Depositary determines the proposed redemption is practicable, the Depositary will provide notice to holders of the ADS setting forth the redemption rights and any other information provided in our notice. The Depositary will (i) instruct the custodian to surrender deposited securities that have been redeemed to the issuer of those securities or its agent on the redemption date and (ii) convert, transfer and distribute the money received upon that redemption to the holders entitled to it upon surrender by them of called ADS. If the redemption affects less than all the deposited securities, the Depositary will retire ADRs by lot or on a pro rata basis as it may determine, and call for surrender a corresponding portion of the outstanding ADS and only those ADS will automatically be converted into a right to receive the net proceeds of the redemption.

If there is any change in the nominal or par value, split-up, cancellation, consolidation or other reclassification of deposited securities, or upon any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the Deposit Agreements.

However, if the Depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the Depositary may instead sell the replacement securities at a public or private sale for the account of the ADS holders otherwise entitled to such deposited property upon an averaged or other practicable basis without regard to any distinctions among such holders and distribute the net proceeds upon surrender of the ADS.

If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the Depositary may issue and distribute new ADS representing the new deposited securities or ask holders to surrender holders’ outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Liability of the Company and Depositary

The Deposit Agreements expressly limit the obligations of the Company and the Depositary.

Exh: 2.3-12

Neither we nor the Depositary will be liable to any holder:

●	if we or the Depositary is prevented or forbidden from, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreements, by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of potential criminal or civil penalties or restraint, or by reason of any provision, present or future, of our by-laws or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, acts of terrorism, revolutions, rebellions, explosions and computer failure);
●	for any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreements, our by-laws or the provisions of or governing the deposited securities;
●	for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting the common shares or the Class “B” preferred shares for deposit, any holder, beneficial owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information;
●	for the inability by a holder or beneficial owners to benefit from any distribution, offering, right or other benefit which is made available to holders of deposited; securities but is not, under the terms of the Deposit Agreements, made available to holders of ADS; or
●	for any consequential or punitive damages (including lost profits) for any breach of the terms of the Deposit Agreements.

Neither we nor the Depositary assumes any obligation or will be liable under the Deposit Agreements to holders or beneficial owners of ADS, except that they agree to perform their obligations specifically set forth in the Deposit Agreements without negligence or bad faith. Neither we nor the Depositary nor any of our respective directors, employees, agents, affiliates or controlling persons is obligated to appear in, prosecute or defend any action, suit, or other proceeding in respect of any deposited securities or in respect of the ADS, on behalf of any holder or other person, which may involve it in expense or liability unless indemnified to its satisfaction.

No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreements.

The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities or for the manner in which any such vote is cast or the effect of any such vote, provided that any action or omission is in good faith and without negligence.

The Depositary will not incur any liability for any failure to accurately determine that any distribution or action may be lawful or reasonably practicable, for the content of any information

Exh: 2.3-13

submitted to it by us for distribution to the holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in deposited property, for the validity or worth of the deposited property or for any tax consequences that may result from the ownership of ADS, the common shares or Class “B” preferred shares or other deposited property, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreements, for the failure or timeliness of any notice from us, or for any action of or failure to act by, or any information provided or not provided by, the Depository Trust Company or any DTC Participant (as defined in the Deposit Agreements).

None of us, the Depositary or the custodian will be liable for any action or failure to act by any holder relating to the holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of deposited securities, including, without limitation, any failure to comply with a requirement to register such investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal or any failure to report foreign exchange transactions to the Central Bank, as the case may be. Each holder will be responsible for the reporting of any false or misleading information, or the failure to report required information, relating to foreign exchange transactions to the custodian or the Central Bank, as the case may be, in connection with deposits or withdrawals of deposited securities.

The Depositary will not be liable for any acts or omissions made by a successor or predecessor depositary whether in connection with an act or omission of the Depositary or in connection with any matter arising wholly prior to the appointment of the Depositary or after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary.

Notices and Reports

If we take or decide to take any corporate action of a kind that is addressed in the Deposit Agreements, e.g., a notice of meeting of holders, we will notify the Depositary and the custodian of that action or decision as soon as it is lawful and practical to give that notice.  The notice will be in English and will include all details that we are required to include in any notice to any governmental or regulatory authority or securities exchange or is required to make available generally to holders of common shares or Class “B” preferred shares by publication or otherwise. We will also furnish to the Depositary a summary, in English, of any applicable provisions or proposed provisions of our bylaws that may be relevant or pertain to a notice of meeting or be the subject of a vote.

At our request, the Depositary will disseminate, at our expense, (i) those notices, reports and communications to all holders or otherwise make them available to holders in a manner that we specify as substantially equivalent to the manner in which those communications are made available to holders of common shares or Class “B” preferred shares and compliant with the requirements of any securities exchange on which the ADS are listed and (ii) our annual and semi-annual reports.

Exh: 2.3-14

Amendment and Termination

Any provisions of the Deposit Agreements may be amended by agreement between us and the Depositary without the consent of the holders in any respect. Any amendment that would impose or increase any fees or charges, or that would otherwise materially prejudice any substantial existing right of holders, will not become effective as to outstanding ADS until the expiration of 30 days after notice of that amendment has been disseminated to holders of outstanding ADS. Every holder, at the time any amendment so becomes effective, will be deemed, by continuing to hold ADS or any interest therein, to consent and agree to that amendment and to be bound by the Deposit Agreements as amended thereby.

We may initiate termination of the Deposit Agreements by notice to the Depositary. The Depositary may initiate termination of the Deposit Agreements if 90 days have expired (i) after the Depositary delivered to us a written resignation notice or (ii) we have delivered to the Depositary a written notice of its removal and, in each case, a successor depositary has not been appointed and accepted its appointment.

If termination of either Deposit Agreement is initiated, the Depositary will send to us and disseminate to holders of all ADS then outstanding a notice of termination setting a date for termination at least 30 days after the date of that notice, and the relevant Deposit Agreement will terminate on that termination date.  If any ADS remain outstanding after the termination date, neither the Depositary nor the Registrar will be required to perform any further acts under the Deposit Agreements, except that the Depositary:

●	will continue to receive dividends and other distributions pertaining to deposited securities (that have not been sold);
●	may sell rights and other property as provided in the Deposit Agreements;
●	will deliver deposited securities together with any dividends and other distributions received (or sale proceeds) upon surrender of ADS (after deducting or charging the fees, expenses and charges of the Depositary and all applicable taxes or governmental charges); and
●	take such actions as may be required under applicable law in connection with its role as Depositary under the Deposit Agreements.

At any time after the termination date, the Depositary may sell the deposited securities then held under the Deposit Agreements and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account and without liability for interest, for the pro rata benefit of the holders of ADS that remain outstanding, and those holders will be general creditors of the Depositary with respect to those net proceeds and that other cash.

After the termination date, the Depositary will not accept deposits of common shares or Class “B” preferred shares or deliver ADS. In connection with the termination of the Deposit Agreements, the Depositary may, independently and without the need for any action by us, make available to holders of ADS a means to withdraw the deposited securities represented by their ADS

Exh: 2.3-15

and to direct the deposit of such deposited securities into an unsponsored American depositary shares program established by the Depositary, upon such terms and conditions as the Depositary may deem reasonably appropriate, subject however, in each case, to satisfaction of the applicable registration requirements by the unsponsored American depositary shares program under the Securities Act, and to receipt by the Depositary of payment of the applicable fees and charges of, and reimbursement of the applicable expenses incurred by, the Depositary.

Exh: 2.3-16